บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited

No. PTTEP 1.910/ L. 202 /2004

Finance Department
Tel. 0-2537-4512, 0-2537-4611

June 30, 2004

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Names of Members and Scope of Work of the Audit Committee
Attachments: Certificates and Resumes of Audit Committee Members (F24-2)

PTT Exploration and Production Public Company Limited (PTTEP) wishes to announce that Audit Committee members who are due to retire by rotation are as follows:

Chairman of the Audit Committee	Mr. Vudhibhandhu Vichairatana
Member of the Audit Committee	Mr. Chulasingh Vasantasingh
Member of the Audit Committee	General Lertrat Ratanavanich

Therefore, The Board of Directors of PTTEP, at meeting No. 6/2547/223 on June 29, 2004, passed a resolution to elect the new Audit Committee members in replacement of those retired members for the 3-year term, effective from June 29, 2004. Details are as follows:

dlo 7/8

1. Names of members of the new Audit Committee are as follows:

Chairman of the Audit Committee	Mr. Nopadon Mantajit*
Member of the Audit Committee	Mr. Prasit Kovilaikool
Member of the Audit Committee	Mr. Charnchai Musignisarkorn
Secretary to the Audit Committee	Mr. Verasak Manchuwong

   Certificates and Resumes of the 2 members of the Audit Committee are attached hereto.

2. The Audit Committee of the Company is responsible for the following scope of duties and responsibilities, and shall report on the same to the Board of Directors:
   (1) Review company statements with the external auditor quarterly to assure that PTTEP's financial statements are correct and sufficient.
   (2) Review company compliance with all relevant by-laws, and SET's / SEC's rules and regulations.
   (3) Consider company compliance with regard to all information disclosures of connected transactions or conflicts-of-interest.

-2- / (4) Review company....

(4) Review company systems to ensure that PTTEP has adequate and efficient internal control and audit systems of acceptable standard by coordinating with the external auditor.
(5) Consider, elect and appoint PTTEP's external auditor, and set the auditor's fee.
(6) Consider significant risk assessments of the Company and advise the company on alternatives to mitigate these risks.
(7) Approve the appointment or change, and performance appraisal of the Internal Audit Manager.
(8) Consider the scope of the audit plan of the Internal Audit Department.
(9) Consider and screen the manpower and budget of the Internal Audit Department.
(10) Consider and self-appraise the Audit Committee's performance according to this Charter, and report conclusions in the Company Annual Report.
(11) Attend Shareholders Meetings to report on the activities or appointment of the external auditor.
(12) Review the Audit Committee Charter annually.
(13) Consider other matters as defined by the Board of Directors.
(14) Report to the Board of Directors of any significant cases or issues of doubts found, and recommend amendments to undertake within an appropriate time, according to the Audit Committee's views. Such cases / issues may include:
    14.1 Conflict-of-interest transactions.
    14.2 Fraudulent actions or any significant abnormal practices of the internal audit control system.
    14.3 Illegal conducts or acts of non-compliance with regard to relevant by-laws and SET's and SEC's rules and regulations.

The Company hereby certifies that the aforementioned three audit committee members meet all the qualifications prescribed by the Stock Exchange of Thailand

Yours sincerely,

Maroot Mrigadat
President

Note: * *PTTEP expects to submit the Certificate and Resume of Mr. Nopadon Mantajit, Chairman of the Audit Committee to the Stock Exchange of Thailand by July 7, 2004 due to his business assignment aboard.*

Certificate and Resume of Audit Committee Member
PTT Exploration and Production Public Company Limited

Whereas I, Mr. Prasit Kovilaikool, have been appointed by the Company's board of director/shareholders at its meeting No. 6/2547/223 , held on 29 June 2004 , as :

☐ Chairman of the Audit Committee

☑ Member of the Audit Committee

I hereby certify that :

1. I meet all the qualifications and have no prohibited characteristic under the Notification of the Stock Exchange of Thailand Re : Qualifications and Scope of Performance of the Audit Committee ;
2. I fully understand the scope of duties and responsibilities in performing duties as an Audit Committee's member appointed and stipulated by the board of directors of PTT Exploration and Production Public Company Limited ;
3. I fully understand the requirements for the Code of Best Practices for the Directors of Listed Companies and the Good Practices Guidelines for Audit Committee issued by the Stock Exchange of Thailand.

I hereby describe my background and information as follows :

1. Name Mr. Prasit Surname Kovilaikool Nationality Thai
   Date of birth 22 June 1943 Age 61
2. Address 176/48 Nanglinchee Rd. Chongnonsee Yanawa Bangkok
3. Present occupation/place of work
   - President, Huachiew Chalermprakiet University
   - Chairman of the Remuneration Committee, PTTEP
4. Education
   - LL.M. Columbia University , New York, USA
5. Work experience
   - Dean, Faculty of Law, Chulalongkorn University

6. Marital status

Name of spouse Dr. Sukanya Kovilaikool holding - shares, representing - % of registered capital.

Name of children 1. Miss Sirikanya Kovilaikool ,aged 23 , holding - shares, Representing - % of registered capital.

2. Mr. Sirivit Kovilaikool ,aged 18 , holding - shares, Representing - % of registered capital.

7. I

☑ have no ☐ have

direct and interest in the Company, its subsidiary, affiliate and another company which is a party to a contract made with the Company (in case of direct or indirect interest, please clearly specify the nature of the activity and of the interest including the amount thereof.)

8. I

☑ am not ☐ am

a shareholder or a director of a subsidiary, affiliate or a company related to the listed company of which I am a member of the Audit Committee (in case of shareholding, please specify the name of the company, number of shares held percentage of registered capital and status of such company whether it is a subsidiary, affiliate, or related company ; or in case of acting as a director in common, please specify the name of the company and status of such company whether it is a subsidiary, affiliate or related company.)

Signed .... Member of the Audit Committee

(Mr. Prasit Kovilaikool)

Signed *Mr. Nopadon Mantajit* Chairman of the Audit Committee

(Mr. Nopadon Mantajit)

Certificate and Resume of Audit Committee Member
PTT Exploration and Production Public Company Limited

Whereas I, Mr. Charnchai Musignisakorn , have been appointed by the Company's board of director/shareholders at its meeting No. 6/2547/223 , held on 29 June 2004 , as :

☐ Chairman of the Audit Committee

☑ Member of the Audit Committee

I hereby certify that :

1. I meet all the qualifications and have no prohibited characteristic under the Notification of the Stock Exchange of Thailand Re : Qualifications and Scope of Performance of the Audit Committee ;
2. I fully understand the scope of duties and responsibilities in performing duties as an Audit Committee's member appointed and stipulated by the board of directors of PTT Exploration and Production Public Company Limited ;
3. I fully understand the requirements for the Code of Best Practices for the Directors of Listed Companies and the Good Practices Guidelines for Audit Committee issued by the Stock Exchange of Thailand.

I hereby describe my background and information as follows :

1. Name Mr. Charnchai Surname Musignisarkorn Nationality Thai
   Date of birth 23 May 1943 Age 61
2. Address 156/3 Soi 7 Krisadanakorn 31, Boromratchonnee Rd.
   Taveewattana Bangkok 10170
3. Present occupation/place of work
   - Board and Audit Committee Member, Krung Thai Bank Public Company Limited
4. Education
   - Doctor In Agricultural Economics, Kyoto Universit y, Japan
5. Work experience
   - Director-General, Government Savings Bank

6. Marital status

Name of spouse Mrs. Rabiab Musignisakorn holding - shares, representing - % of registered capital.

Name of children 1. Mr. Ira Musignisakorn ,aged 27 , holding - shares, Representing - % of registered capital.

2. Miss Orin Musignisakorn ,aged 19 , holding - shares, Representing - % of registered capital.

7. I

☑ have no ☐ have

direct and interest in the Company, its subsidiary, affiliate and another company which is a party to a contract made with the Company (in case of direct or indirect interest, please clearly specify the nature of the activity and of the interest including the amount thereof.)

8. I

☑ am not ☐ am

a shareholder or a director of a subsidiary, affiliate or a company related to the listed company of which I am a member of the Audit Committee (in case of shareholding, please specify the name of the company, number of shares held percentage of registered capital and status of such company whether it is a subsidiary, affiliate, or related company ; or in case of acting as a director in common, please specify the name of the company and status of such company whether it is a subsidiary, affiliate or related company.)

Signed .... Member of the Audit Committee

(Mr. Charnchai Musignisakorn)

Signed *Mr. Nopadon Mantajit* Chairman of the Audit Committee

(Mr. Nopadon Mantajit)

บริษัท ปตท.สำรวจและผลิตปิโตรเลียม จำกัด (มหาชน)
PTT Exploration and Production Public Company Limited

No. PTTEP 1.910/ L. 203 /2004

Finance Department
Tel. 0-2537-4512/0-2537-4611

June 30, 2004

President
The Stock Exchange of Thailand
62 Ratchadapisek Road, Klongtoey
Bangkok 10110

Dear Sir,

Subject: Establishing PTTEP Services Limited

PTT Exploration and Production Public Company Limited (PTTEP) wishes to announce that PTTEP and PTTEP (Thailand) Limited (a subsidiary of PTTEP), have established PTTEP Services Limited, with the share holding of 25% and 75% respectively. PTTEP Services Limited's registered capital is 1,000,000 Baht, consisting of 100,000 ordinary shares at 10 Baht each. Its main activity is to supply contracted personnel for the PTTEP group of companies, ensuring smooth and efficient operations of PTTEP.

Yours sincerely,

Maroot Mrigadat
President